N-SAR EXHIBIT 77E

Pending Litigation. Since 2009, a number of lawsuits have been filed in federal courts against the Adviser, the Distributor, and certain funds in the Oppenheimer family of funds (the "Defendant Funds") advised by the Adviser and distributed by the Distributor (but not including the Fund). The lawsuits naming the Defendant Funds also name certain officers, trustees and former trustees of the respective Defendant Funds. The plaintiffs seek class action status on behalf of purchasers of shares of the respective Defendant Fund during a particular time period. The lawsuits against the Defendant Funds raise claims under federal securities laws alleging that, among other things, the disclosure documents of the respective Defendant Fund contained misrepresentations and omissions, that such Defendant Fund's investment policies were not followed, and that such Defendant Fund and the other defendants violated federal securities laws and regulations. The plaintiffs seek unspecified damages, equitable relief and an award of attorneys' fees and litigation expenses.

         In 2009, lawsuits were filed in state court against the Adviser, the Distributor and another subsidiary of the Adviser (but not against the Fund), on behalf of the New Mexico Education Plan Trust. These lawsuits allege breach of contract, breach of fiduciary duty, negligence and violation of state securities laws, and seek compensatory damages, equitable relief and an award of attorneys' fees and litigation expenses.

         Other lawsuits have been filed since 2008 in various state and federal courts, by investors against the Sub-Adviser, its parent, the Adviser and certain of its affiliates. Those lawsuits relate to the alleged investment fraud perpetrated by Bernard Madoff and his firm ("Madoff"). Those suits were filed by investors who made investments through an affiliate of the Sub-Adviser, and allege a variety of claims including breach of fiduciary duty, fraud, negligent misrepresentation, unjust enrichment, and violation of federal and state securities laws and regulations, among others. They seek unspecified damages, equitable relief, and an award of attorneys' fees and litigation expenses. None of the suits have named the Distributor, any of the Oppenheimer mutual funds or any of their independent Trustees or Directors. None of the Oppenheimer funds invested in any funds or accounts managed by Madoff.

         The Adviser believes that the lawsuits described above are without legal merit and is defending them vigorously. The Defendant Funds' Boards of Trustees have also engaged counsel to represent the Funds, their boards and the present and former Individual Trustees named in those suits. The Adviser believes that it is premature to render any opinion as to the outcome in those suits, or whether any costs that the Defendant Funds may bear in defending the suits might not be reimbursed by insurance, the Adviser believes that these suits should not impair the ability of the Adviser or the Distributor to perform their respective duties to the Fund, and that the outcome of all the suits together should not have any material effect on the operations of any of the Oppenheimer Funds.